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                           July 7, 2023

       Jeffrey Cocks
       Chief Financial Officer
       Nevada Canyon Gold Corp.
       316 California Avenue
       Suite 543
       Reno, NV 89509

                                                        Re: Nevada Canyon Gold
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 000-55600

       Dear Jeffrey Cocks:

              We have reviewed your June 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 6, 2023 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2022

       Item 1. Description of Business Page 1, page 1

   1. We note your response to comment 3. Additionally we note the resource disclosure in your amended filing for
the Palmetto Project that was not prepared in accordance
                                                        with Item 1300 of
Regulation S-K. Please revise subsequent filings to remove the
                                                        Palmetto Project
mineral resource.
 Jeffrey Cocks
FirstName   LastNameJeffrey
Nevada Canyon    Gold Corp. Cocks
Comapany
July 7, 2023NameNevada Canyon Gold Corp.
July 7,2 2023 Page 2
Page
FirstName LastName
       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation